

July 30, 2013

Via E-mail
Sarah Newell
Vice President
The Bank of New York Mellon Trust Company, N.A., as Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

**Re: SandRidge Mississippian Trust I
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 15, 2013
            File No. 001-35122**

Dear Ms. Newell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1: Business, page 1

Proved Reserves, page 6

1.   You state that the weighted average wellhead prices are based on the first day of the month index prices adjusted for transportation and regional price differentials. Please clarify for us why the index and weighted average wellhead prices as presented in the table on page 8 and elsewhere on page F-18 would be the same price per Mcf of natural gas for December 31, 2011.

2.   Please tell us if you estimated natural gas liquids reserves for 2011. If so, please tell us the net quantities and explain how you have determined disclosure of these quantities was not warranted per the requirements set forth in FASB ASC 932-235-50-4.

Sarah Newell
The Bank of New York Mellon Trust Company, N.A., as Trustee
July 30, 2013
Page 2

<u>Proved Undeveloped Reserves, page 9</u>

3.   Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please expand your disclosure on page 9 relating to the 2012 revisions of previous estimates to provide the net quantities associated with a change in economic factors separately from the changes resulting from new information obtained from development drilling and well performance.

4.   Further to the previous comment, please expand your disclosure to provide a clear reconciliation of the changes in the net quantities of proved undeveloped reserves from the date of the conveyance to December 31, 2011.

<u>Production and Price History, page 10</u>

5.   Your disclosure of the production and average sales price on page 10 and elsewhere in Form 10-K excludes separate disclosure of information relating to natural gas liquids. As Items 1204(a) and 1204(b)(1) of Regulation S-K require separate disclosure by final product sold or produced, please advise or revise your disclosure to provide separate disclosure relating to natural gas liquids.

<u>Developed and Undeveloped Acreage, page 11</u>

6.   We note from the disclosure on page 11 that a significant percentage of the Company's net undeveloped acreage will expire in 2013 and 2014. Please tell us the net amounts by product of your December 31, 2012 proved undeveloped reserves assigned to locations on acreage scheduled to expire in 2013 and in 2014. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating these locations are scheduled to be drilled prior to lease expiration.

<u>Notes to Consolidated Financial Statements, page F-6</u>

<u>Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-14</u>

<u>Oil and Natural Gas Reserve Quantities (Unaudited), page F-16</u>

7.   Please refer to the requirements set forth in FASB ASC paragraph 932-235-50-5. Revise the narrative disclosure on page F-18 relating to the 2011 and 2012 revisions of previous estimates to provide the net quantities associated with a change in economic factors separately from the changes resulting from new information obtained from development drilling and well performance.

Sarah Newell
The Bank of New York Mellon Trust Company, N.A., as Trustee
July 30, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director